February 17, 2009

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:  Vycor Medical, Inc. (the “Company”)
Amendment No. 8 to Registration Statement on Form S-1
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are revising the Company’s Form S-1 with Amendment No. 8 and the Company’s further responses contained in its February 13, 2009 response letter.

A consent of the independent registered public accounting firm for Amendment No. 8 to the Company’s Registration Statement on Form S-1 has been submitted with the S-1/A via EDGAR on February 17, 2009.

Note 4. Long-Term Debt

In reference to prior comments 6 through 8, specifically:

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In light of the timing of the modification of the conversion price, the inducement offer and the actual conversion of the note into common shares, please tell us how you concluded that the modification of the conversion price was not part of the inducement under SFAS 84.

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Furthermore, if the modification of the conversion price is not part of the inducement offer, and in light of EITF 06-6 and 96-19 which would appear to indicate that the company would treat the modification as an extinguishment, please revise your disclosure to be consistent.

The Company has analyzed the relevant accounting principles and reconsidered its accounting treatment of the Salomon note.  The Company will treat both the reduction in the conversion rate and the shares issued as an inducement.

On February 15, 2008, the Company induced the note holder of the Salomon note to convert the note by offering them a reduced conversion price of $0.135 per common share and an additional 100,000 shares of common stock.  As a result of the inducement, the holder converted the note into 1,111,111 shares of common stock and received an additional 100,000 shares of stock as part of the inducement.

This resulted in debt conversion expense in accordance with Statement of Financial Accounting Standards No.84 (As Amended) Induced Conversions of Convertible Debt, which the company recognized as interest expense in the statement of operations of $173,111, calculated using the reduced conversion price of $0.135 per share and a market value of $0.19 per share (based upon private placements originating near the date of the note).  $154,311 of the interest expense is a result of the reduced conversion price and $19,000 of the interest expense is as a result of the additional 100,000 shares of stock.

If you have any comments regarding this letter, please contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara
Peter DiChiara